SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ______)*

Cedar Income Fund, Ltd.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

16043A104
(CUSIP Number)

J. Jeffery Coates
P.O. Box 8896, Station A
Halifax, Nova Scotia, Canada B3K 9Z9 (902) 468-3395
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 16043A104	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Homburg Invest Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	150,000 150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.: 16043A104	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Homburg Euro Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	See response to Item 2

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See response to Item 2

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See response to Item 2

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.: 16043A104	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Uni-Invest N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	See response to Item 2

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See response to Item 2

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See response to Item 2

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Securities and Issuer.

                  This statement relates to the common stock (the “Common Stock”), of Cedar Income Fund, Ltd., a Maryland corporation (the “Company”), whose principal executive offices are located at 44 South Bayles Avenue, Suite 304, Port Washington, New York 11050.

Item 2.           Identity and Background.

                      This statement is being filed by Homburg Invest Inc., a real estate investment company incorporated under the laws of Alberta, Canada ("Homburg Invest"), Homburg Euro Inc. and Uni-Invest N.V. Homburg Invest is owned 49.29% by Uni-Invest N.V., a real estate investment company listed on the Amsterdam Exchange and 14.48% by Homburg Euro Inc., a Canadian holding company controlled by Richard Homburg for the benefit of a family trust. Mr. Homburg is Chairman of the Board and CEO of Uni-Invest N.V. The business address of Uni-Invest N.V. is Stadhouderskade 1, 1054 ES Amsterdam, The Netherlands. The business address of each of Homburg Invest and its executive officers and directors and of Homburg Euro Inc. is 11 Akerley Blvd., Suite 200, Halifax, Nova Scotia, Canada B3B 1V7.

                   Schedule 1 attached hereto sets forth certain additional information with respect to each director and each executive officer of Homburg Invest.

                      Neither Homburg Invest nor any of its executive officers or directors has been during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                      The $750,000 used to acquire the Common Stock of the Company was obtained from the working capital of Homburg Invest.

Item 4.           Purpose of Transaction.

                     The securities of the Company were acquired for investment purposes.

                     Homburg Invest may from time to time acquire additional shares of Common Stock of the Company through open market or privately negotiated transactions depending on existing market conditions and other considerations which it may deem relevant.

Item 5.           Interest in Securities of the Issuer.

                     On October 10, 2001, Homburg Invest acquired 150,000 shares of Common Stock of the Company at a price of $5.00 per share in privately negotiated transactions with affiliates of Richard Homburg. Homburg Invest owns 150,000 shares of Common Stock of the Company which represent 21.7% of the outstanding shares of the Company. Neither Uni-Invest N.V., Homburg Invest nor any of the persons listed on Schedule 1 beneficially owns any securities of the Company.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                     In order to maintain its status as a real estate investment trust, the Company’s Articles of Incorporation contain limitations on the amount of securities which may be held by any stockholder. The Company’s Board of Directors has waived this restriction so as to enable Homburg Invest to acquire its securities; provided, however, that Homburg Invest may not acquire more than 29.9% of the outstanding common stock of the Company. As a condition to such waiver, Mr. Homburg, Homburg Invest and the Company entered into an agreement dated January 18, 2002 (the “Agreement”) pursuant to which Mr. Homburg and Homburg Invest agreed as follows: (a) not to acquire more than 29.9% of the voting securities of the Company; (b) not to solicit proxies or become a participant in any election contest, proxy contest or tender offer; and (c) not to sell or transfer any voting security of the Company except under Rule 144 under the Securities Act of 1933 or through a broker-dealer; provided that not more than 30,000 shares would be sold to any one person or group. They also agreed to vote all securities owned by them at each meeting of stockholders and would not vote in favor of nominees not nominated by the Board of Directors of the Company. Homburg Invest has the right to nominate one person to serve as a Director of the Company. Homburg Invest intends to have Frank W. Matheson serve as a director of the Company. The Agreement lasts for five years, subject to earlier termination as provided in the Agreement.

                     The summary description of the Agreement is qualified in its entirety by reference to the Agreement, which Agreement is incorporated herein by reference.

Item 7.           Material to be filed as Exhibits.

                      1. Agreement dated January 18, 2002 among Richard Homburg, Homburg Invest and the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Homburg Invest Inc.

By: /s/ Ira D. MacInnis, CA
      Ira D. MacInnis, CA
      V.P. and C.F.O.

Homburg Euro Inc.

By: /s/ Richard Homburg
      Richard Homburg
      Chairman

Uni-Invest N.V.

By: /s/ Richard Homburg
      Richard Homburg
President & CEO

Dated: February 18, 2002

Schedule 1

Set forth below is the name, position with Homburg Invest Inc. and present principal occupation of each of the directors and executive officers of Homburg Invest Inc. Except for Mr. Bakhuizen, who is a Dutch citizen, each of such persons is a citizen of Canada.

Name and Position with Homburg Invest Inc.	Present Principal Occupation

Richard Homburg, CEO, President, Chairman and Director	CEO and Chairman of Uni-Invest N.V.

Ruud Bakhuizen, Director	Chief Executive Officer of Huis en Haard Beheer B.V. (private holding company)

James W. Beckerleg, Director	Chief Executive Officer of Belwest Capital Management Corporation (private resource investment company)

James H. Coleman, Director	Senior Partner, MacLeod Dixon (Barristers & Solicitors)

Brian Flemming, Director	President of Eastern Policy Research Associates Limited

Lawrence Freeman, Director	Senior Partner, McInnes Cooper (Barristers & Solicitors)

Frank W. Matheson, Secretary	President of Homburg Canada, Inc.

Ira D. MacInnis, V.P. & CFO	Executive V.P. and C.F.O. of Homburg Uni-Corp. Inc.

James F. Miles, V.P.	V.P. Finance of Homburg Canada Inc.